LIGHTPATH TECHNOLOGIES, INC.

Exhibit 99.1

LightPath Technologies, Inc. Announces

Fiscal First Quarter 2005 Financial Results

For Immediate Release

(November 10, 2004) ORLANDO, FL LightPath Technologies, Inc. (NASDAQ: LPTH), manufacturer and integrator of families of precision molded aspheric optics, GRADIUM® glass products, and high-performance fiber-optic collimators and isolators, announced financial results for the first quarter of fiscal 2005.

Quick Reference (Unaudited):

	Quarters Ended September 30,
(In Millions except for per share data)	2004	2003
Total revenues	$2.95	$1.75
Net loss	$(1.58)	$(1.38)
Net loss per share	$(0.49)	$(0.53)
Cash used by operations	$(0.41)	$(0.54)

(In Millions)	September 30, 2004	June 30, 2004
Cash and cash equivalents	$2.10	$2.53

Our first quarter fiscal 2005 financial results as compared to the first quarter of fiscal 2004 are as follows -

•	Revenues for the quarter increased 68% to $2,950,000, or by $1.2 million, from $1,754,000.

•	Disclosure backlog continues to be strong at $4,000,000 at September 30, 2004.

•	Gross margin improved by only approximately $15,000, reflecting increased cost and reduced yields caused in large part by hurricane-related events. During the quarter we lost production time due to electric outages caused by three hurricanes that affected the area in which our production facility is located. Increased labor costs were thereafter incurred to get production back on schedule after the three storms. Somewhat lower process yields, both internal and external (vendors), also increased costs in the quarter. The effect of these matters was a gross margin of 20% for the current quarter compared to 32% in last year’s comparable quarter, when the Company did not encounter the same weather-effect difficulties. We believe that early indications from this current second quarter are that our margins are back to a higher level that is closer to where the business was in the fourth quarter of fiscal 2004.

•	Operating and other costs below the gross margin line increased by $87,000 from the prior year’s first quarter. These increased costs were primarily reflective of personnel costs, particularly in accelerated new product development efforts, offset in part by a reduced charge for amortization of intangibles.

•	These factors and charges of $70,000 for settlement of litigation and a warrant amortization charge of almost $80,000 combined to contribute to a higher net loss of $1,582,000 compared to a net loss of $1,380,000 million in the prior year quarter. On a per share basis, due to the larger number of outstanding shares in the current quarter, the Company’s loss was improved to $(0.49) vs. $(0.53) in the 2004 first quarter.

LIGHTPATH TECHNOLOGIES, INC.

•	Cash usage in operations improved to $412,000 from $539,000 in the prior year’s quarter.

Discussion:

First Quarter Fiscal 2005:

For the quarter ended September 30, 2004, the Company reported total revenues of $2.95 million compared to $1.75 million for the 2004 first quarter, an increase of 68%. Net loss for the quarter was $1.58 million, or $0.49 per share, compared to a net loss of $1.38 million, or $0.53 per share.

Gross margin for the quarter was approximately $578,000 vs. $563,000 in the prior year’s quarter. Gross margin as a percent of sales slipped to 20% in the first quarter vs. 32% in the same period last year. The lower percentage reflected increased costs and reduced yields caused in large part by hurricane-related events and our response to them. During the quarter we lost production time due to electric outages caused by three hurricanes that affected the area in which our production facility is located. Increased labor costs were thereafter incurred to get production back on schedule after the three storms. Somewhat lower process yields, both internal and external (vendors), also increased costs in the quarter. We believe that early indications from this current second quarter are that our margins are back to a higher level that is closer to where the business was in the fourth quarter of fiscal 2004.

Other business expenses were slightly higher (by about 4%) as the Company continued to emphasize cost control to drive our efforts to reach cash flow breakeven. Additionally during the quarter we incurred a loss on the settlement of litigation of $70,000, which was accrued at September 30, 2004.

Net loss for the first quarter of fiscal 2005 was $1.58 million as compared to a net loss of $1.38 million in the first quarter of fiscal 2004.

Cash Status:

For the quarter ended September 30, 2004, net cash declined by $0.43 million, which was better than the $0.59 net cash decline in the same quarter of the prior year. Cash and cash equivalent balances at September 30, 2004 were $2.1 million.

President’s Comments:

Ken Brizel, President and CEO of LightPath, stated, “The first quarter of our 2005 fiscal year was a challenge. We endured various forms of disruption from three of Florida’s four hurricanes in a six-week period. We lost six production days to electric outages. With a growing backlog, we thereafter both increased work hours and added a shift in parts of our manufacturing to return to our original production schedules and meet our customers’ needs. These actions increased costs over our plan. Secondly, we suffered generally lower yields from both internal and external process steps due, in part, to our discontinuous production status during those storm periods. That also increased our costs in the quarter. Both of these contributed to our lower gross margin in the quarter as compared to the prior year’s same quarter. Early indications from this current second quarter are that our margins are back to a higher level

LIGHTPATH TECHNOLOGIES, INC.

that is closer to where the business was in the fourth quarter of fiscal 2004. We strive constantly to improve margins with lower material costs, more efficient labor usage, and better yields.

We are pleased with our backlog and sales performance in the quarter. Disclosure backlog has reached a high in my tenure as CEO of $4 million, indicating that we can continue to improve on our current quarterly sales levels. Our sales in the quarter just ended was just under $3 million at $2,950,000. This is an improvement over last year’s first quarter, of course, and also an improvement over the immediately preceding quarter by over 6%, despite the storm difficulties. Our newer products are becoming a significant contributor to our sales”.

Additional information concerning the Company and its products can be found at the Company’s web site at www.lightpath.com.

Webcast Details:

LightPath will hold an audio webcast at 2:00 p.m. EST today with Ken Brizel to discuss details regarding the company’s performance for the quarter and fiscal year 2004. The session may be accessed at http://www.lightpath.com. The archive of the webcast will be available for replay on our website.

About LightPath:

LightPath manufactures optical products including precision molded aspheric optics, GRADIUM® glass products, proprietary collimator assemblies, laser components utilizing proprietary automation technology, higher-level assemblies and packaging solutions. LightPath has a strong patent portfolio that has been granted or licensed to us in these fields. LightPath common stock trades on the Nasdaq SmallCap Market under the symbol LPTH.

Contacts:	Ken Brizel, President & CEO, or
Monty Allen, CFO
LightPath Technologies, Inc. (407) 382-4003
Internet: www.lightpath.com

This news release includes statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information may involve risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, factors detailed by LightPath Technologies, Inc. in its public filings with the Securities and Exchange Commission.

LIGHTPATH TECHNOLOGIES, INC.

Condensed Consolidated Statement of Operations

(unaudited)

	Three months ended September 30,
	2004	2003
Product sales, net	$2,950,306	$1,754,380
Cost of sales	2,372,165	1,191,732

Gross margin	578,141	562,648
Operating expenses:
Selling, general and administrative	1,265,603	1,181,714
New product development	301,717	215,731
Amortization of intangibles	466,170	547,716
Gain on sales of assets	(12,097)	—
Reorganization and relocation expense	—	1,766

Total operating costs	2,021,393	1,946,927

Operating loss	(1,443,252)	(1,384,279)
Other income (expense)
Loss on settlement of litigation	(70,000)	—
Investment and other income (expense), net	(68,852)	4,496

Net loss	$(1,582,104)	$(1,379,783)

Loss per share (basic and diluted)	$(0.49)	$(0.53)

Number of shares used in per share calculation	3,259,206	2,604,822

LIGHTPATH TECHNOLOGIES, INC.

Condensed Consolidated Balance Sheets

(unaudited)

	September 30, 2004	June 30, 2004
Assets
Current assets:
Cash and cash equivalents	$2,104,098	$2,531,029
Trade accounts receivable, net of allowance of $158,002 and $165,387, respectively	1,889,063	1,797,113
Inventories	1,680,442	1,457,027
Prepaid expenses and other assets	319,081	500,328

Total current assets	5,992,684	6,285,497
Property and equipment - net	2,099,325	2,343,783
Intangible assets - net	439,727	905,896
Other assets	132,064	145,913

Total assets	$8,663,800	$9,681,089

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$1,086,597	$656,263
Accrued liabilities	572,171	428,896
Accrued payroll and benefits	509,883	565,935
Accrued restructuring costs	31,063	41,276

Total current liabilities	2,199,714	1,692,370

Commitments and contingencies	—	—
Stockholders’ equity:
Common stock: Class A, $.01 par value, voting; 34,500,000 shares authorized; 3,289,122 and 3,222,549 shares issued and outstanding at September 30, 2004 and June 30, 2004, respectively	32,891	32,226
Additional paid-in capital	190,985,881	190,986,547
Accumulated deficit	(184,413,300)	(182,831,197)
Unearned compensation	(141,386)	(198,857)

Total stockholders’ equity	6,464,086	7,988,719

Total liabilities and stockholders’ equity	$8,663,800	$9,681,089

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